SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

BY COURIER

9 November 2005

Securities and Exchange Commission
Office of International Corporate Financ
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") today for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl

c.c. J P Morgan
- Ms Tintin Subagyo

Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB"), a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited, has on 8 November 2005 released to Bursa Malaysia an announcement (the "Announcement") in relation to the change in Boardroom and the change in Audit Committee of SHMB. The following is a reproduction of the Announcement for information purpose only.

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

Change in Boardroom

Date of change	: **31/10/2005**
Type of change	: **Resignation**
Designation	: **Director**
Directorate	: **Non Independent & Non Executive**
Name	: **MOHAMAD ABDUL HALIM BIN AHMAD**
Age	: **45**
Nationality	: **Malaysian**
Qualifications	: **1) Bachelor of Science (Honours-First Class) degree in Civil Engineering from the Imperial College, University of London 2) Associate Member of the Institute of Chartered Accountants in England & Wales 3) A member of the Malaysian Institute of Accountants**
Working experience and occupation	: **Encik Mohamad Abdul Halim joined Landmarks Berhad in 1988 and he has since held several senior financial positions such as General Manager (Finance) and Finance Director. He resigned as the Managing Director of Landmarks Berhad on 31.10.2005.**
Directorship of public companies (if any)	: **Landmarks Berhad Saujana Resort (M) Berhad Saujana Consolidated Berhad TDM Berhad**
Family relationship with any director and/or major shareholder of the listed issuer	: **Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	: **Nil**
Remarks	: **The DCR to accept the resignation of Encik Mohamad Abdul Halim bin Ahmad from the Board of Shangri-La Hotels (Malaysia) Berhad ("SHMB") effective from 31.10.2005 was passed by the SHMB Board on 8.11.2005.**

Change in Audit Committee

Date of change	:	**31/10/2005**
Type of change	:	**Cessation**
Designation	:	**Member of Audit Committee**
Directorate	:	**Non Independent & Non Executive**
Name	:	**MOHAMAD ABDUL HALIM BIN AHMAD**
Age	:	**45**
Nationality	:	**Malaysian**
Qualifications	:	**1) Bachelor of Science (Honours-First Class) degree in Civil Engineering from the Imperial College, University of London 2) Associate Member of the Institute of Chartered Accountants in England & Wales 3) A member of the Malaysian Institute of Accountants**
Working experience and occupation	:	**Encik Mohamad Abdul Halim joined Landmarks Berhad in 1988 and he has since held several senior financial positions such as General Manager (Finance) and Finance Director. He resigned as the Managing Director of Landmarks Berhad on 31.10.2005.**
Directorship of public companies (if any)	:	**Landmarks Berhad Saujana Resort (M) Berhad Saujana Consolidated Berhad TDM Berhad**
Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Nil**
Composition of Audit Committee (Name and Directorate of members after change)	:	**Tan Sri Dato' Wan Sidek bin Wan Abd. Rahman (Independent Non-Executive Director) Dato' Seri Ismail Farouk Abdullah (Independent Non-Executive Director)**
Remarks	:	